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                           September 20, 2023

       Claudius Tsang
       Chief Executive Officer and Chief Financial Officer
       A SPAC I Mini Acquisition Corp.
       Level 39, Marina Bay Financial Centre
       Tower 2, 10 Marina Boulevard
       Singapore, 018983

                                                        Re: A SPAC I Mini
Acquisition Corp.
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-4
                                                            September 6, 2023
                                                            CIK No. 0001981662

       Dear Claudius Tsang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2023 letter.

       Amendment No. 3 to Draft Registration Statement on Form F-4

       Summary of the Proxy Statement/Prospectus
       Summary Risk Factors, page 32

   1.                                                   Per comment 6 of the
Division of Corporation Finance   s Sample Letter to China Based
                                                        Companies issued by the
Staff in December 2021, please revise to reinstate your
                                                        disclosure on page 35
that the Chinese government may exert more control over offerings conducted overseas
and/or foreign investment in China-based issuers, which could result in a material change in
your operations and/or the value of the securities you are
                                                        registering.
Acknowledge any risks that any actions by the Chinese government to exert more oversight and
control over offerings that are conducted overseas and/or foreign
 Claudius Tsang
FirstName LastNameClaudius   Tsang
A SPAC I Mini  Acquisition Corp.
Comapany 20,
September NameA
              2023SPAC I Mini Acquisition Corp.
September
Page 2    20, 2023 Page 2
FirstName LastName
         investment in China-based issuers could significantly limit, not just limit, or completely hinder, not just hinder, your ability to offer or continue to offer securities to investors and also cause the value of such securities to significantly decline or be worthless.
         Additionally, please make conforming changes to the risk factor beginning on page 84.
Risk Factors
Risks Related to the Potential Impact of PRC Laws and Regulations on NewGenIvf
 s
Subsidiaries    Business, page 35

2. We note, in response to our previous comment 1, your updated risks relating to the PRC's laws and regulations. We also note your statement that "it is possible that all the legal and operational risks associated with being based in and having operations in mainland China may also apply to operations in Hong Kong in the future." Please revise to remove this statement and clarify that certain legal and operational risks associated with mainland
         China also apply to operations based in Hong Kong.
Proposal No. 2     The Acquisition Merger Proposal
Interests of Certain Persons in the Business Combination, page 128

3. We note your response to previous comment 7 and reissue in part. Please revise to further discuss the details of how each board member considered their obligations and conflicts of interest in negotiating and recommending the business combination. For example, consider disclosing how the board weighed the conflicts of interest against the perceived benefits of the transaction. We also note Seazen's continued involvement throughout the negotiation and recommendation process. Please clarify the reasoning behind Seazen's presence at certain negotiations and discussions and what value they provided to ASCA and NewGenIvf in these processes.
Unaudited Pro Forma Condensed Combined Financial Statements, page 196

4. Please expand note (EE) on page 202 to disclose any securities that were not included in the computation of diluted EPS because to do so would have been antidilutive. Include any explanatory footnotes to these securities, as necessary.
5. Please disclose your pro forma accounting for the Earnout Shares. Provide us any additional analysis of your accounting, as necessary.
Financial Statements of NewGenIvf Limited
Consolidated Balance Sheets, page F-44

6. We have reviewed your revised disclosure in response to prior comment 10, which only addressed part of the prior comment. As previously set forth, we note that $0.7 million of the amount owed by Mr. Siu and his spouse can be offset by dividends that have already
         been approved by NewGenIvf   s Board -- which they presumably control
as principal
         shareholders. Consequently, it appears that the $.7 million should be accounted for as a capital distribution and deducted from equity instead of as an asset. Please revise your
 Claudius Tsang
A SPAC I Mini Acquisition Corp.
September 20, 2023
Page 3
      presentation of this amount (i.e., in your consolidated balance sheets, consolidated statements of changes in shareholders' equity, disclosures, pro forma financial statements, etc.), accordingly. Refer to SAB Topic 4:G, by analogy.
Consolidated Statements of Operations and Comprehensive Income, page F-45

7. We have reviewed your response to prior comment 12 and note, in part, that Mr. Siu Wing
      Fung, Alfred and Ms. Fong Hei Yue, Tina, your CEO and CMO, have not received any taxable salary. As set forth in SAB Topics 1:B and 5.T., we believe financial statements should reflect the costs of doing business. We believe the substance of these principal shareholders not receiving compensation for their time and effort as CEO and CMO is making a capital contribution to NewGenIvf Limited and receiving the contribution as compensation. As noted on page F-67, "Mr. Siu Wing Fung, Alfred and Ms. Fong Hei
      Yue, Tina, who are the directors and controlling shareholders of the Company, devoted their time and effort to operate the Company and its subsidiaries." Please revise
      NewGenIvf   s financial statements to reflect the estimated value of the services provided
      by these executive officers for the relevant periods presented, recorded as an operating expense and additional paid-in capital. Explain to us your method for estimating fair value including your consideration of the compensation paid by similar companies for equivalent executive services. For example, the executive compensation paid by the 3 comparable companies you identified on page 116 would appear relevant to this analysis.
       You may contact Michael Fay at 202-551-3812 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                           Sincerely,

FirstName LastNameClaudius Tsang                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameA SPAC I Mini Acquisition Corp.
                                                           Services
September 20, 2023 Page 3
cc:       Giovanni Caruso, Esq.
FirstName LastName